Exhibit 12.1

CATHAY GENERAL BANCORP AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Years Ended December 31,
(Dollars in thousands, except ratios)	2011	2010	2009	2008	2007
Income before income tax expense	$151,411	$(3,064)	$(129,302)	$70,075	$196,660
Plus fixed charges	142,533	194,102	247,540	299,477	309,114

Earnings	293,944	191,038	118,238	369,552	505,774
Fixed charges	142,533	194,102	247,540	299,477	309,114
Preferred stock dividends	17,042	16,998	16,948	1,750	610

Fixed charges and preferred stock dividends	$159,575	$211,100	$264,488	$301,227	$309,724
Ratio of earnings to fixed charges	2.06	0.98	0.48	1.23	1.64
Ratio of earnings to fixed charges and preferred stock dividends	1.84	0.90	0.45	1.23	1.63